July 7, 2008

VIA ELECTRONIC TRANSMISSION

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, NE Washington, DC 20549

Re:	Indevus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
File No. 000-18728

Dear Mr. Rosenberg:

On behalf of Indevus Pharmaceuticals, Inc. (the “Company”), set forth below are the responses of the Company to the letter dated June 23, 2008, from you to the Company (the “Comment Letter”), containing certain additional comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the fiscal year ended September 30, 2007 (the “2007 Form 10-K”).

Our responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Item 1. Business

Agreements, page 13

SEC Comment:

1. We note your response and proposed revisions in response to Comment 1 requesting additional information on certain of your agreements. However, your disclosure requires additional clarification. Please provide the following information:

•

The BayerSchering 2005 agreement — Clarify whether the $7,500,000 up-front payment paid in August 2005 represents the extent of the aggregate amounts paid to date under the agreement. If the milestone payments were made, disclosure the total amounts paid to date.

•	The BayerSchering 2006 agreement — Please confirm that you will disclose the minimum purchase requirements in future periodic reports once you are able to calculate this amount.

Company Response:

1. Please note the below responses of the Company with respect to the two agreements.

The 2005 BayerSchering Agreement:

The $7,500,000 payment made in August 2005 represents the aggregate amounts paid to date under this agreement.

The 2006 BayerSchering Agreement:

We confirm that in future period reports, when applicable, we will disclose the minimum purchase requirements with respect to this agreement once we are able to calculate such amounts.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Q. Product Agreements

Sanctura and Sanctura XR, page F-28

SEC Comment:

2. Please refer to your response to comment four. It is unclear from your proposed disclosures why your inability to determine the term of your performance obligation to provide future know-how under the Madaus Agreement did not preclude you from recognizing any revenues from the agreement. It is not clear from your disclosures that the obligation to deliver future know-how is inconsequential or perfunctory and, therefore, should be excluded from the determination of the revenue accounting units and allocation of revenues. Please clarify. Refer to SAB 104.

Company Response:

2. In our September 30, 2007 financial statements footnote Q. Product Agreements, SANCTURA and SANCTURA XR, Madaus SANCTURA XR, we disclosed that we were at that time unable to determine the term of our performance obligations, including the obligation to provide future know-how to Madaus. As of September 30, 2007 we had received $400,000 from Madaus pursuant to the Madaus Agreement and reflected the full amount as deferred revenue; we did not recognize any revenue related to these agreements.

In our Form 10-Q for the quarterly period ended March 31, 2008, MD&A, Critical Accounting Policies and Estimates, Expected Terms of the Agreements regarding SANCTURA and SANCTURA XR and Deferred Revenue, we explained that we reassessed, with the benefit of new information and agreements, our evaluation of our performance obligations to Madaus and determined that our obligation to provide future know-how would end in September 2012 and the term of our performance obligations which commenced in November 2006 will end in September 2012. We commenced in the quarter ended March 31, 2008 recognizing the $400,000 of deferred revenue from Madaus using the contingency-adjusted performance model over the above term.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone me at 781-861-8444 or our attorney, Josef B. Volman, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3895 with any comments and questions you may have.

Very truly yours,

/s/ Michael W. Rogers

Michael W. Rogers

cc: Josef B. Volman, Esq.